VAQAT, INC.
FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2022 as of December 14th, 2022
(Unaudited)

Vaqat, Inc.
Balance Sheets

As of December 14th, 2022
2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$91
Prepaid expenses		-
Accounts receivable		-
TOTAL ASSETS		**$91**

**LIABILITIES AND
SHAREHOLDERS EQUITY**

CURRENT LIABILITIES

Accounts payable		-
TOTAL LIABILITIES		**-**

SHAREHOLDERS' EQUITY

Capital Stock		$90
Retained Earnings		$1
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		**$91**

Vaqat, Inc.
Profit & Loss Statement

As of December 14th, 2022
2022

Revenue	-
Costs of Goods Sold	-
Gross Profit	**-**
Operating Expenses	-
EBITDA	**-**
Interest Earnings (Expenses)	$1
Earnings Before Tax	**$1**

Vaqat, Inc.
Consolidated Statement of Equity

	Common Stock		Retained Earnings	Total
	Shares	Amount	Accumulated Earnings (Deficit)	
Beginning Balance, Mar 23, 2022				
Contributions (issued)	9,000,000	$90	-	$90
Equity Pool (non-allocated)	1,000,000	-	-	-
Earnings	-	-	$1	$1
Ending Balance, Dec 14, 2022	**$9,000,000**	**$90**	**$1**	**$91**

Vaqat, Inc.
Statement of Cash Flows

As of December 14th, 2022
2022

Cash Flows From Operating Activities

Net Income (Loss) For The Period	-
Change in Prepaid Expenses	-
Change in Payables	-
Net Cash Flows From Operating Activities	**-**

Cash Flows From Financing Activities

Interest Earnings (Expenses)	$1
Net Cash Flows From Financing Activities	**$1**

Cash Flows From Investing Activities

Issuance of stock (founder's shares)	$90
Net Cash Flows From Investing Activities	**$90**

Cash at Beginning of Period	**-**
Net Increase (Decrease) In Cash	**$91**
Cash at End of Period	**$91**

Vaqat, Inc.
Notes to the financial statements
Fiscal Years Ending December 31, 2022 (as of December 14, 2022)

1. Organization and purpose
   Vaqat, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware.
   The Company operates an online freelance platform and will derive revenue from transaction-
   based commissions and subscription fees.

2. Summary of significant accounting policies
   A summary of the Company's significant accounting policies applied in the preparation of the
   accompanying financial statements follows:

   a) Basis of Accounting
      The Company prepares its financial statements on an accrual basis of accounting in
      conformity with accounting principles generally accepted in the United States of America
      (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and
      expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year
      The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents
      Cash and cash equivalents include cash and short-term highly liquid investments with an
      original maturity of three months or less held in domestic financial institutions. At the
      moment of preparation of this financial statement, the Company's cash positions only
      include its operating bank account.

   d) Use of Estimates
      The preparation of financial statements requires management to make estimates and
      assumptions that affect certain reported amounts and disclosures. Accordingly, actual
      results could differ from those estimates.

3. Subsequent event
   The Company has evaluated events and transactions subsequent to the period. No events
   require recognition in the financial statements or disclosures of the Company per the definitions
   and requirements of ASC Section 855-10, Subsequent Events.

4. Employee Stock Option Plan
   The Company has authorized 1,000,000 common shares to be issued as part of the Employee
   Stock Option Plan ("ESOP"). At the moment of preparation of this financial statement, the
   Company does not employ any individual, contractor, or legal body that is granted such stock or
   option incentive.